ANTHONY L.G., PLLC

laura aNTHONy, esq GEOFFREY ASHBURNE, ESQ* JOHN CACOMANOLIS, ESQ** CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ***	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

OF COUNSEL: MICHAEL R. GEROE, ESQ, CIPP/US**** CRAIG D. LINDER, ESQ***** PETER P. LINDLEY, ESQ, CPA, MBA KIMBERLY L. RUDGE, ESQ STUART REED, ESQ MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

August 16, 2019

VIA ELECTRONIC EDGAR FILING

Mara L. Ransom

Assistant Director

Office of Consumer Products

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 002, LLC Amendment No. 2 to Offering Statement on Form 1-A Filed May 16, 2019 File No. 024-10884

Dear Ms. Ransom:

We have electronically filed herewith on behalf of Masterworks 002, LLC (the “Company”) Amendment No. 3 (“Amendment No. 3”) to the above-referenced offering statement on Form 1-A originally filed on August 15, 2018, as amended on February 11, 2019, and May 16, 2019 ( “Form 1-A”). Amendment No. 3 is marked with < R > tags to show changes made from Amendment No. 2 to the Form 1-A filed on May 16, 2019. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Scott W. Lynn dated May 30, 2019. We trust you shall deem Amendment No. 3 and the contents of this transmittal letter responsive to your comment letter.

Mara L. Ransom, Assistant Director

Office of Consumer Products

Division of Corporation Finance

Securities and Exchange Commission

August 16, 2019

Questions and Answers About This Offering

Q. Who holds legal title to the artwork?, page 3

Comment:

1. We note your disclosure in this section that “[t]itle to the artwork is held in the name of Masterworks Art Holdco 002, GP.” Please revise to ensure consistency throughout the offering circular. In this regard, we note your disclosure in the third question of this section, and throughout the Offering Circular, that Art Holdco will acquire title to the Painting once the merger is consummated. Clarify when the merger is expected to be consummated and if there is any risk that Art Holdco will not hold title to the artwork after investors purchase shares in this offering.

Response:

The Company notes that it has revised the structure of the Offering, and has revised the disclosures in the Offering Circular accordingly, such that title to the Painting will no longer be held by Art Holdco, but rather title will be held by Masterworks Cayman 002, LLC (“MW Cayman”), which will be formed prior to the closing of the Offering and will be a wholly owned subsidiary of the Company. The concurrent Private Placement has been removed from Amendment 3 and it is no longer envisioned that private investors will co-invest in the Painting. The Company has disclosed that MW Cayman will acquire the Painting through a merger with 6461230, LLC, a wholly owned subsidiary of Masterworks Gallery, LLC, which currently holds title to the Painting. The closing of the offering is conditioned on the substantially concurrent closing of the merger and therefore MW Cayman will directly hold title to the Painting after investors purchase shares in this offering.

Summary, page 7

Comment:

2. We note your disclosure throughout the Offering that “investors in this Offering will own the same fractional interest in Art Holdco, and effectively, the Painting, irrespective of the size of the Private Placement.” In light of the limited voting rights of holders of your Class A ordinary shares to affect your business and your management control over Art Holdco, please clarify, if true, that investors in this Offering will own a direct interest in you, rather than Art Holdco.

Response:

As indicated in response to Comment No. 1 above, the structure of the offering has been revised to eliminate Art Holdco and the Private Placement. The Company believes this structural change eliminates the issue giving rise to the Staff’s comment.

Comment:

3. Enhance your disclosure to explain why you are opting to conduct the Regulation D offering and this offering at the same time. Also, you state that the Regulation D offering will be a concurrent offering; clarify when you expect it to commence and terminate.

Mara L. Ransom, Assistant Director

Office of Consumer Products

Division of Corporation Finance

Securities and Exchange Commission

August 16, 2019

Response:

As indicated in response to Comment No. 1 above, the structure of the offering has been revised to eliminate Art Holdco and the Private Placement. The Company believes this structural change eliminates the issue giving rise to the Staff’s comment.

Exchange and Qualification Rights, page 10

Comment:

4. We note your disclosures that “Masterworks Collection will have the right to exchange all or a portion of its partnership interests in Art Holdco by contributing them to Reg A GP in exchange for the Company issuing Class A ordinary shares.” Please clarify, if true, that such issuance of Class A ordinary shares will dilute investors’ interest in you and include risk factor disclosure, as appropriate. In this regard, we also note your statement that “[a]ny such exchange will be executed at an exchange ratio such that the Class A ordinary shareholders of the Company immediately prior to such exchange will beneficially own the same percentage interest in Art Holdco immediately after giving effect to such exchange,” which appears to suggest that investors in this offering will hold a direct interest in Art Holdco, rather than you. Please revise.

Response:

As indicated in response to Comment No. 1 above, the structure of the offering has been revised to eliminate Art Holdco and the Private Placement, as well as Reg A GP. The Company believes this structural change eliminates the issue giving rise to the Staff’s comment.

Organizational Structure, page 11

Comment:

5. Please revise your chart to depict how Masterworks Collection 1, LP is affiliated with Masterworks and how it is controlled, with a view to understanding who has the ability to effectuate decisions that impact one of the 2 general partners that control Art Holdco. In this regard, revise to provide risk factor disclosure that acknowledges the risk of joint control over Art Holdco and the fact that you may not be able to effectuate decisions, such as sell the painting, without Masterworks Collections’ consent.

Response:

As indicated in response to Comment No. 1 above, the structure of the offering has been revised to eliminate Art Holdco and the Private Placement. We have also revised the structure to eliminate Masterworks Collection 1, LP. The Company believes this structural change eliminates the issue giving rise to the Staff’s comment.

Mara L. Ransom, Assistant Director

Office of Consumer Products

Division of Corporation Finance

Securities and Exchange Commission

August 16, 2019

If the Staff has any further comments regarding the Form 1-A or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Jennifer Thompson/U.S. Securities and Exchange Commission
Jennifer López/U.S. Securities and Exchange Commission
Joshua B. Goldstein/Masterworks 002, LLC
Craig D. Linder, Esq./Anthony L.G., PLLC

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